Mail Stop 4561

March 4, 2009

Ms. Maureen H. Beilman
Chief Financial Officer
Dimeco, Inc.
820 Church Street
Honesdale, PA 18431

> **Re: Dimeco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June**
> **30, 2008, and September 30, 2008**
> **File No. 000-49639**

Dear Ms. Beilman:

We have reviewed your correspondence dated February 6, 2009 and have the following comments.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements

1.   We note your response to comment three of our letter dated January 15, 2009. Please provide us with a more comprehensive analysis regarding your consideration of corporate bonds in an unrealized loss position at September 30, 2008, particularly those of which you had concerns such as Ford Motor Credit and CIT Group. In your analysis, please specifically address the following for each security:

- the terms and maturity of the security;
- the individual security's cost basis and market value as of September 30, 2008 and December 31, 2007;
- how you considered the length of time and the extent to which the market value has been less than cost;
- your estimate of the time period in which the security will recover its value and your basis for this estimate;
- how you considered issuer credit ratings and changes in those ratings;

- the specific analyst discussions you relied on; and
- your cash flow analysis detailing how you determined the cash flows that would be available to pay on bonds based off of the information contained in issuer financial statements and funding received or expected to be received as government assistance.

Please refer to FSP 115-1 and SAB Topic 5.M.

2.   As a related matter, please provide us with an updated analysis of these investments as of December 31, 2008.

3.   We note your response to comment two of our letter dated January 15, 2009. Although the amount of unrealized losses relative to amortized cost of the total portfolio may not appear quantitatively significant, an increase in unrealized losses from gross unrealized losses of $149 thousand at December 31, 2007 to $1.1 million at September 30, 2008 appears significant and significantly impacted other comprehensive income such that disclosure pursuant to paragraph 19 of SFAS 115 would not appear to be merely duplicating disclosure contained in your December 31, 2007 10-K and would provide meaningful disclosure to investors. To the extent that significant changes in unrealized gains and losses on investments occur during quarterly periods, please confirm that you will include the disclosure of paragraph 19 of SFAS 115 in future Forms 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Elements, page 17

4.   We note your response to comment four of our letter dated January 15, 2009 indicating that you included one loan for $298,000 in both the nonaccrual and impaired loan totals at December 31, 2007 in your Form 10-K. Please clarify for us whether the loan was in fact on nonaccrual status at December 31, 2007.

5.   In your supplementally provided schedule of nonperforming loans included in your response as Attachment re: Item 5, we note that the total amount of loans on nonaccrual status as of December 31, 2007 and September 30, 2008 do not agree with the amount of loans on nonaccrual basis as disclosed on page 17 of your September 30, 2008 Form 10-Q but do agree with the amount of loans in nonaccrual status as reported on your FFIEC Call Report as of December 31, 2007 and September 30, 2008, respectively. Please confirm to us that all of the loans that are placed on nonaccrual status as of December 31, 2007 and subsequent quarter ends are reported as loans accounted for on a nonaccrual basis in your filings. In addition, clarify for us the reasons for the apparent discrepancies between what is reported in your September 30, 2008 Form 10-Q,

the supplementally provided schedule of nonperforming loans included in your response, and your FFIEC Call Reports.

6.   We note your response to comment five of our letter dated January 15, 2009. Although the amount of nonperforming assets relative to total loans and total assets at September 30, 2008 may not appear quantitatively significant, a 38% reduction in nonperforming assets at September 30, 2008 compared to December 31, 2007 appears significant such that disclosure of the loan portfolio risk elements consistent with Item II.C of Industry Guide 3 would not appear to be merely duplicating disclosure contained in your December 31, 2007 10-K but would provide meaningful disclosure to investors. As changes in nonperforming assets are integral to understanding changes in a bank's asset quality and financial condition, please confirm that you will provide tabular disclosure of risk elements consistent with Item III.C of Industry Guide 3 in future Forms 10-Q.

7.   We note your response to comment six of our letter dated January 15, 2009. Although the amount of net charge-offs relative to average loans at September 30, 2008 may not appear quantitatively significant, having charge-offs in the nine-months ended September 30, 2008 that are about double the charge-offs for all of 2007 appears significant such that disclosure of your charge-offs and recoveries would not appear to be merely duplicating disclosure contained in your December 31, 2007 10-K but would provide meaningful disclosure to investors. As charge-offs and recoveries are integral to understanding a bank's financial condition and results of operations, please confirm that you will provide a summary of loan loss experience in future Forms 10-Q.

Form 8-K filed January 22, 2009

Exhibit 99 – Press Release for Fourth Quarter 2008 Earnings

8.   We note that your allowance for loan loss to total loans ratio is 1.42% and your nonperforming assets to total assets ratio is 1.81% at December 31, 2008. Please tell us and in your next Form 10-K disclose the reasons why your allowance for loan losses relative to total loans decreased while net charge-offs and non-performing assets significantly increased at December 31, 2008 compared to December 31, 2007. In addition, describe the nature of non-performing assets and the reasons for the significant increase in non-performing assets in the fourth quarter of 2008.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief